One World Ventures, Inc. 3370 Pinks Place, Suite F Las Vegas, NV 89102

Kyle Wiley, Staff Attorney

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

November 21, 2022

Re:	One World Ventures, Inc. Offering Statement on Form 1-AA Originally Filed July 29, 2022 File No. 024-11952

Dear Mr. Wiley:

This letter sets forth the request of One World Ventures, Inc., (the “Company”) for Qualification of its Regulation A Offering.

Kindly be advised that One World Ventures, Inc.. (the "Company") requests that its Regulation A offering be qualified on Tuesday, November 22, 2022, at 3pm Eastern Time, or as soon as practical thereafter. The Company has received correspondence that the State of Colorado is prepared to qualify our offering.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (702) 331-9700. Thank you for your attention to this matter.

Yours Truly,

/s/ Da Mu Lin
Da Mu Lin